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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                         Donna Karan International Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)


                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.       ______                            Page _______ of ________ Pages


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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)     |_|
                                                                     (b)     |_|


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3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*


   PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             1,501,350
         NUMBER OF
                      ----------------------------------------------------------
          SHARES        8    SHARED VOTING POWER
       BENEFICIALLY          - 0 -
         OWNED BY
                      ----------------------------------------------------------
           EACH         9    SOLE DISPOSITIVE POWER
         REPORTING           1,501,350
          PERSON
                      ----------------------------------------------------------
           WITH         10   SHARED DISPOSITIVE POWER
                             - 0 -

                      ----------------------------------------------------------
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,501,350
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
         -------------------

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Donna Karan International Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 550 Seventh Avenue, New York, New York 10018.

Item 2.  Identity and Background
         -----------------------

         This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia. HRH is the founder and majority owner of Kingdom Holding Company, a Saudi Arabian based corporation with interests in Saudi Arabian banking, real estate development, supermarkets, media and broadcasting and the travel industry.

         HRH has not during the last five years been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii)a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         --------------------------------------------------

         HRH has acquired a total of 1,501,350 shares of Common Stock of the Issuer which were purchased in transactions on the New York Stock Exchange for an aggregate consideration of $20,583,090. The source of such consideration was HRH's personal funds.

Item 4.  Purpose of Transaction
         -----------------------

         The purpose of the purchase of the Common Stock by HRH was to acquire the securities for investment purposes.

         HRH, depending upon market conditions and other factors, in the future, may acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock which HRH now owns or hereafter may acquire. HRH has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter or bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer
         -------------------------------------

         On September 17, 1997, HRH purchased on the New York Stock Exchange 440,000 shares of Common Stock at a price of $14.15 per share. Such purchase caused HRH's beneficial ownership to exceed 5% of the outstanding Common Stock. On September 22, 1997, HRH purchased on the New York Stock Exchange an additional 12,850 shares of Common Stock at a price of $15.00 per share. As a result, as of September 22, 1997, HRH was the beneficial owner of 1,501,350 shares of Common Stock of the Issuer which represents approximately 7% of the outstanding Common Stock. Of the aggregate amount beneficially owned by HRH, 1,286,866 shares of Common Stock (approximately 6% of the outstanding Common Stock) have been acquired for HRH, and 214,484 shares of Common Stock (approximately 1% of the outstanding shares of Common Stock) have been acquired by HRH for the benefit of his daughter, Her Royal Highness Princess Reem Alwaleed. HRH has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of the 1,501,350 shares.

         It is the current intention of HRH to transfer the 1,286,866 shares of Common Stock acquired for HRH (the "Transfer Shares") into a Cayman Islands, British West Indies corporation, Kingdom 5-KR 61, Ltd. ("Kingdom 61"), the address of which is c/o Maples & Calder, P.O. Box 309 Grand Cayman, Cayman Islands, British West Indies. Kingdom 61, whose sole purpose and business activity is to hold the Transfer Shares, is wholly-owned and controlled by HRH. HRH, through his ability to appoint a majority of the Board of Directors of Kingdom 61, will retain the power to control the voting of the Transfer Shares and also the disposition of the Transfer Shares.

         Subsequent to the transfer of the Transfer Shares into Kingdom 61, it also is the intention of HRH to transfer all the outstanding shares of Kingdom 61 into a Cayman Islands trust (the "Trust"). The Trust was established by HRH for estate planning purposes and is for the benefit of HRH and members of his family. Under the terms of the Trust, among other things, the Trustee of the Trust is prohibited from selling or transferring or otherwise encumbering the stock of Kingdom 61. HRH will retain the power to revoke the Trust, to appoint and remove the Trustee at any time and for any reason and to appoint a majority of the directors of Kingdom 61; as a result, HRH will retain the power to control the voting and disposition of the Transfer Shares.

         HRH has engaged in the following other transactions in the Issuer's Common Stock in the sixty days preceding the purchases reported above.

         Date              No. of Shares         Price Per Share
         ----              -------------         ---------------

      July 9, 1997            1,000                  10.3750
      July 9, 1997            1,000                  10.2500
      July 9, 1997              500                  10.1250
     July 16, 1997            2,500                  10.4375
     July 17, 1997            3,700                  10.4375
     July 18, 1997           93,400                  10.4375
     July 21, 1997            8,600                  10.4375
     July 22, 1997            5,600                  10.4375
     July 23, 1997            6,300                  10.4375
     July 24, 1997            9,600                  10.4375
     July 25, 1997            6,300                  10.4375
    August 6, 1997          910,000                  13.8358

         HRH has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,501,350 shares of Common Stock beneficially owed by HRH. Following the transfer of the Transfer Shares to Kingdom 61, Kingdom 61 will have the right to receive dividends from, or proceeds from the sale of, the Transfer Shares; however, HRH, through his ability to appoint a majority of the Board of Directors of Kingdom 61, will retain the power to direct the disposition of such dividends or proceeds by Kingdom 61. Following the transfer of HRH's shares of Kingdom 61 to the Trust, any funds distributed by Kingdom 61 will be received by the Trustee, and such funds will be held and administered by the Trustee, pursuant to the terms of the Trust, for the benefit of HRH and his family.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between HRH and any persons with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         None

Signature
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.




 September 26, 1997      /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
 ------------------      -------------------------------------------------------
        Date                        H.R.H. Prince Alwaleed Bin Talal
                                           Bin Abdulaziz Al Saud